SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 18, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 6, 2014 to February 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 18, 2014

ASX Announcement	18 February 2014

Closure of Point Henry Aluminium Smelter

Attached is a release from Alcoa Inc regarding the permanent closure of Alcoa World Alumina & Chemicals’ (AWAC) Point Henry aluminium smelter. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited. (Alumina Limited does not have any interest in the Point Henry and Yennora rolling mills which are being closed by Alcoa Inc.)

Total AWAC restructuring related charges associated with the closure of the Point Henry smelter outlined above are expected to be approximately $250m after tax.

AWAC’s cash costs after tax during 2014 in respect of the closure of the Point Henry smelter are expected to total approximately $50m. Further after tax cash costs of approximately $70m are expected to be incurred by AWAC in later years.

The announcement also notes the AWAC Anglesea coal mine and power station, which supplies approximately 40% of the power needs for the Point Henry smelter, has the potential to operate as a standalone facility after the smelter closes. Alcoa of Australia will actively seek a buyer for the facility.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

/s/ Stephen Foster

Stephen Foster

Company Secretary

18 February 2014

For further information:

For investor enquiries:	For media enquiries:

Chris Thiris Chief Financial Officer Phone: +61 3 8699 2603 chris.thiris@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Investor Contact	Media Contacts
Kelly Pasterick	New York: Monica Orbe
+ 1 212 836-2674	+ 1 212 836 2632
Kelly.Pasterick@alcoa.com	Monica.Orbe@alcoa.com

Australia: Nichola Holgate

+61 (0)409 036 948

Nichola.Holgate@alcoa.com.au

Alcoa to Close Point Henry Aluminum Smelter and

Rolling Mills in Australia

NEW YORK, February 17 and AUSTRALIA, February 18, 2014 – Alcoa (NYSE: AA) today announced it will permanently close its Point Henry aluminum smelter and two rolling mills in Australia. The smelter and an adjacent rolling mill are located in Geelong, Victoria. The second mill and a recycling facility are located in Yennora, New South Wales. The smelter will close in August and the rolling mills by the end of 2014.

The Point Henry smelter was placed under strategic review in February 2012 due to challenging market conditions. A comprehensive review found that the 50-year-old smelter has no prospect of becoming financially viable. The two rolling mills serve the domestic and Asian can sheet markets which have been impacted by excess capacity. Alcoa of Australia operates the smelter where approximately 500 employees work. Alcoa Inc. operates the rolling mills which employ about 480 people.

“We recognize how deeply this decision impacts employees at the affected facilities and are committed to supporting them through this transition,” said Chairman and Chief Executive Officer Klaus Kleinfeld. “Despite the hard work of the local teams, these assets are no longer competitive and are not financially sustainable today or into the future.”

The Anglesea coal mine and power station that currently supplies approximately 40 percent of the power needs for the Point Henry smelter has the potential to operate as a stand-alone facility after the smelter closes. Alcoa of Australia will actively seek a buyer for the facility.

The Portland Aluminum smelter in Victoria will continue normal operations, as will Alcoa of Australia’s bauxite mining and alumina refining operations in Western Australia.

“These are hard decisions to make,” said Alan Cransberg, Managing Director, Alcoa of Australia Limited. “We understand how difficult this is for our employees and their families, our contractors, suppliers and community partners. Everyone has worked hard to improve the competitiveness of the smelter and rolling business. They are part of a proud history of Alcoa in Australia over the last 50 years and part of the significant contributions we have made to the Australian economy and local communities. We appreciate the ongoing support of the Australian and Victorian governments and will continue to work closely with all levels of government, our employees, unions and community stakeholders to manage through these changes.”

Total 2014 restructuring-related charges associated with the closures outlined above are expected to be between $250 million and $270 million after-tax and non-controlling interest, or $0.22 to $0.25 per share, of which approximately 60 percent would be recorded in the first quarter. Cash costs during 2014 are expected to total approximately $160 million.

The closures will reduce Alcoa’s global smelting capacity by 190,000 metric tons and reduce Alcoa’s can sheet capacity by 200,000 metric tons. Including the closure of the Point Henry smelter, Alcoa has announced closures or curtailments representing 551,000 metric tons of smelting capacity, exceeding the 460,000 metric tons placed under review in May 2013. Once the Point Henry closure is complete, Alcoa will have total smelting operating capacity of approximately 3,760,000 metric tons, with approximately 655,000 metric tons, or 17 percent, of high cost capacity offline.

About Alcoa of Australia Limited

Alcoa of Australia Limited is 60 percent owned by Alcoa Inc. and 40 percent owned by Alumina Limited. Alcoa of Australia owns and operates two bauxite mines and three alumina refineries in Western Australia, and two aluminum smelters (holding a 55 percent share in the Portland Aluminum smelter), a coal mine and a power station in Victoria. Alcoa of Australia employs approximately 5,200 people through its mining, refining and smelting operations in Australia.

About Alcoa

A global leader in lightweight metals engineering and manufacturing, Alcoa innovates multi-material solutions that advance our world. Our technologies enhance transportation, from automotive and commercial transport to air and space travel, and improve industrial and consumer electronics products. We enable smart buildings, sustainable food and beverage packaging, high-performance defense vehicles across air, land and sea, deeper oil and gas drilling and more efficient power generation. We pioneered the aluminum industry over 125 years ago, and today, our 60,000 people in 30 countries deliver value-add products made of titanium, nickel and aluminum, and produce best-in-class bauxite, alumina and primary aluminum products. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow us on Facebook at www.facebook.com/Alcoa.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “expects,” “goal,” “plans,” “potential,” “will,” “would,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, targeted financial results or operating performance, and statements about Alcoa’s strategies, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices, and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa; (d) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs and productivity improvement, cash sustainability, and other initiatives; (e) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, foreign currency exchange rates, tax rates, civil unrest, or other events beyond Alcoa’s control; (f) changes in preliminary accounting estimates due to the significant judgments and assumptions required; and (g) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2013, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

ASX Announcement	10 February 2014

Directors’ Interest

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster

Stephen Foster Company Secretary

10 February 2014

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter WASOW

Date of last notice	21 February 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	50,000 fully paid ordinary shares held by the Wasow Superannuation Fund of which Mr Wasow is a beneficiary.

Date of change

No. of securities held prior to change

Class

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	50,000 fully paid ordinary shares held by the Wasow Superannuation Fund of which Mr Wasow is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	(1)	Performance Rights granted under Alumina Long Term Incentive Plan

	(2)	Conditional Share Rights granted under terms of Employment Contract

Nature of interest	(1)	Performance Rights granted under Alumina Long Term Incentive Plan

	(2)	Conditional Share Rights granted under terms of Employment Contract

Name of registered holder (if issued securities)	N/A

Date of change	10 February 2014

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil

Interest acquired	(1)	404,000 Performance Rights

	(1)	164,908 Conditional Share Rights

Interest disposed	Nil

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	(1)	Mr Wasow has been granted 404,000 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2014 Annual General Meeting.

	(2)	Mr Wasow has been granted 164,908 Conditional Share Rights under the terms of his Employment Contract

Interest after change	(1)	404,000 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

	(2)	164,908 Conditional Share Rights in Alumina Limited granted under the terms of Employment Contract and held, and will vest subject to continuous employment of 18 months from grant date and are restricted from disposal until 3 years has elapsed from the grant date.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A